Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

June 26, 2012	FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
APEXcm Small/Mid Cap Growth Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Pre-Effective Amendment No. 2

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments included in a telephone conversation on June 25, 2012 with Mr. Vincent J. DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) and Mr. Thomas W. Steed of Kilpatrick Townsend & Stockton, LLP, counsel to the Trust, in connection with the Trust’s Pre-Effective Amendment No. 2.  Set forth below are the Commission staff’s comments and the Trust’s response to each.

PROSPECTUS

Front Cover

COMMENT:	Please provide the Fund’s ticker symbol.

RESPONSE:	The Fund’s ticker symbol, APSGX, is included on the cover page.

Fees and Expenses of Investing in the Fund (p. 2)

COMMENT:	Please complete the Annual Fund Operating Expenses Table.

RESPONSE:	The Annual Fund Operating Expenses Table is completed.

Principal Investment Strategies (p. 4)

COMMENT:	Please delete the duplicative paragraph on page 4.

RESPONSE:	The duplicative paragraph is deleted.

Historical Performance of the Adviser’s Small/Mid Cap Growth Style Private Accounts (p. 11)

COMMENT:
Please clarify that all private accounts performance is net of fees and expenses and if the total operating expenses of the private accounts was less than the Fund’s total operating expenses, disclose that calculating the private accounts performance, using the Fund’s total operating expense, would result in lower performance results.

RESPONSE:	The requested clarification and disclosure has been made.

SAI

Financial Statements (p. 31 ff.)

COMMENT:	Please provide the seed audit financial statements.

RESPONSE:	The seed audit financial statements are included beginning on page 31.

Part C

COMMENT:	Please provide Exhibits 28(i) and (j).

RESPONSE:	Exhibits 28(i) – Legal Opinion – and 28(j) – Consent of Independent Registered Accounting firm – are included.

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust will make a pre-effective amendment filing pursuant to Rule 472 under the Securities Act in response to the Commission’s comments.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

cc:  Mr. Thomas W. Steed, Esq.

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